OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response...	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____**04/01/18**_____ AND ENDING_____**03/31/19**_____

MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　**Redburn (USA) LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

565 Fifth Avenue, 26th Floor

(No. and Street)

New York　　　　　　**NY**　　　　　　**10017**

(City)　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Lowenthal　　　　　　　　　　　　　　　**(212) 803-7315**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square　　　　　　**New York**　　　　　　**NY**　　　　　　**10036**

(Address)　　　　　　　(City)　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I Mitchell Lowenthal   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
    Redburn (USA) LLC   , as
of March 31   , 20 19   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions



Signature
General Counsel & Chief Compliance Officer
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Redburn (USA) LLC
March 31, 2019
With Report of Independent Registered Public
Accounting Firm

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2019

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and Management of Redburn (USA) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the Company) as of March 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

May 30, 2019

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2019

Assets

Cash and cash equivalents	$	3,474,570
Restricted cash equivalents		304,548
Receivables from broker dealers		537,532
Receivable from Parent		432,896
Prepaid expenses		686,086
Deferred tax assets		237,468
Fixed assets, net of accumulated depreciation and amortization		208,149
Other assets		1,850
Total assets	$	5,883,099

Liabilities and member's equity

Liabilities:

Accrued compensation and benefits	$	786,088
Accounts payable		214,721
Accrued professional fees		182,226
Accrued expenses and other liabilities		113,318
Deferred rent		82,031
Deferred tax liabilities		52,632
Accrued income taxes payable		2,865
Total liabilities		1,433,881
Member's equity		4,449,218
Total liabilities and member's equity	$	5,883,099

See accompanying notes to the statement of financial condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition

March 31, 2019

1. Organization

Redburn Partners (USA) L.P. was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC (the "Company"). At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. Due to a large portion of revenues being generated via income earned from transfer pricing from its affiliated entity (Redburn UK (Europe) Limited) the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities. The Company operates in one reportable business segment which represents principally all of the Company's operations.

The Company clears its securities transactions on a fully-disclosed basis primarily through Apex Clearing Corporation ("Apex").

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition of the Company has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

As of March 31, 2019, the Company maintained a money market deposit account of $213,420 to secure a letter of credit on its New York office lease. As of March 31, 2019, the Company also maintained a money market deposit account of $91,128 to secure one of its credit card balances. The certificate of deposit and the money market deposit accounts are recorded as restricted cash equivalents on the Statement of Financial Condition.

Receivables from Broker Dealers

Receivables from broker dealers includes a clearing deposit of $500,000 along with accrued interest income of $1,563 that the Company maintains with one of its clearing brokers. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity along. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

Valuation of Assets and Liabilities – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

2. Significant Accounting Policies (continued)

Valuation of Assets and Liabilities – Definition and Hierarchy (continued)

developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The categorization within the fair value hierarchy is based on the lowest level of the significant inputs to valuation.

The Company had no financial instruments carried at fair value at March 31, 2019.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Stock Based Compensation

In May 2017, the FASB issued ASU 2017-09, *Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting.* ASU 2017-09 provides guidance about which changes to terms or condition of a share-based payment award require an entity to apply modification accounting in Topic 718. This ASU is effective for annual reporting periods beginning after December 15, 2017. The Company adopted ASU 2017-09 for the period beginning April 1, 2018 and it did not have a material impact to the statement of financial condition.

2. Significant Accounting Policies (continued)

Options

Under a plan established by the Parent, phantom options of the Parent's shares may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant, which is derived from a discounted cash-flow model. The options have a seven year contractual term and vest three years after the grant date and are exercisable once a year on October 31. The options are exercisable only if the grantee is currently employed by the Company.

In accordance with ASC 718, "Stock Based Compensation," all options granted are classified as liabilities since the Company settles the options in cash. The options are measured at fair value on the grant date and re-measured at each reporting date until settlement.

The fair value of outstanding options is determined using a Black-Scholes model. The Company uses the following methods to determine its underlying assumptions: expected volatilities are based on volatilities observed for comparable companies over a historic period commensurate to the expected term; the expected term of options granted is based on historical experience; and the risk-free interest rate is based on estimated yields on zero coupon UK government gilts with a maturity similar to the exercise term. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The key assumptions adopted in determining the year end valuation were a long-term volatility of 27.8% and a risk free interest rate of 0.63%.

Shares

The Parent grants share awards to the Company's employees from time to time. The share awards vest over a period of one year to three years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no performance conditions or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted.

Where shares are awarded to employees at below fair market value, the difference between the fair market value of the award on the date of grant and the consideration paid by the employee is also recognized as compensation cost over the vesting period of the award. The Company permits employees to elect to receive fewer shares on vest date than specified in the original award, in lieu of the Company paying taxes due on the award on the employee's behalf. The award in the form of shares is accounted for as equity, while the estimated cash tax settlement

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

2. Significant Accounting Policies (continued)

Shares (continue)

that employees may elect for the Company to pay is accounted for as a liability, which is revaluated at each balance sheet date.

Income Taxes

Effective January 1, 2010, the Company elected to change its tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, *Income Taxes* ("ASC 740"), clarifying the accounting for uncertainty in income taxes recognized in the statement of financial condition and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements.

Accounting Pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). ASU 2016-02 requires all leases with a term greater than 12 months to be recognized on the Statement of Financial Condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company expects to adopt the provisions of this guidance on April 1, 2019.

2. Significant Accounting Policies (continued)

Accounting Pronouncements not yet adopted (continued)

ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company's current lease arrangements expire between October 2020 and February 2022. On April 1, 2019 the Company expects to record a right of use asset of $1,193,876 and a lease liability of $1,275,908.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments- Credit Losses, Measurement of Credit Losses of Financial Instruments* ("ASU 2016-13"). The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This new guidance is effective for years beginning after January 1, 2020, with early adoption permitted. The Company is continuing to review the potential impact of the ASU along with other Credit Loss related impacts, including use of Current expected credit loss (CECL) impact.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). The disclosure framework project's objective and primary focus are to improve the effectiveness of disclosures in the notes to the statement of financial condition by facilitating clear communication of the information required by generally accepted accounting principles (GAAP) that is most important to users of each entity's financial statement.

The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. This new guidance is effective for years beginning after January 1, 2020, with early adoption permitted. The Company is continuing to review the potential impact of the ASU.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

3. Fixed Assets

Details of fixed assets at March 31, 2019 were as follows:

Computers	$ 659,532
Furniture and equipment	261,970
Leasehold improvements	329,154
Subtotal	1,250,656
Less: Accumulated depreciation and amortization	(1,042,507)
Total fixed assets, net of accumulated depreciation and amortization	$ 208,149

4. Commitments and Contingent Liabilities

The Company leases office and storage space in New York City under operating leases which will expire in February 2022. The office lease is secured by a standby letter of credit that is collateralized by a money market deposit account.

The Company also leases office space in Boston under an operating lease. The lease in Boston expired in August 2018 and was renewed through August 2019. The Company expects to renew this lease for an additional one year term through August 2020.

In addition, the Company has two operating leases for two office copiers that expire in October 2020, and April 2021.

Aggregate future minimum rental payments under operating leases for the years subsequent to March 31, 2019 are approximately as follows:

Years ending March 31:	
2020	$ 486,946
2021	477,901
2022	420,576
2023	0
Thereafter	0
Total	$ 1,385,423

In accordance with the clearing agreement, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company including losses the clearing broker may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of

9

4. Commitments and Contingent Liabilities (continued)

future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under this arrangement and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

5. Related Party Transactions

Securities transactions, revenues and receivable from Parent

As of March 31, 2019, the amount due to the Company by the Parent related to service fee revenues was $419,517 and was included within Receivable from Parent on the Statement of Financial Condition.

Travel and Entertainment related costs and receivable from Parent

From time to time, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. As of March 31, 2019, $13,379 was due from the Parent related to expense reimbursements and was included within Receivable to Parent on the Statement of Financial Condition.

Stock Based Compensation

Options

As of March 31, 2019, using a conversion rate of US $1.30425 per British Pound, the total fair value of phantom options of the Parent's shares granted and outstanding to Company employees was $1,666 and was included in accrued compensation and benefits on the Statement of Financial Condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

5. Related Party Transactions (continued)

Stock Based Compensation (continued)

The following table details the number and exercise prices of, and movements in, share options during the year:

Exercisable	Exercise Price	Fair Value	As of April 1, 2018	Granted	Exercised	Lapsed/ Forfeited	As of March 31, 2019
			Number of Share options				
October 2011 to October 2018	£6.50		10,256	–	–	(10,256)	–
November 2013 to November 2020	£8.00	£0.10	12,500	–	–	–	12,500
October 2014 to October 2021	£8.00		4,007	–	–	(4,007)	–
Totals			26,763	–	–	(14,263)	12,500

All outstanding options were fully vested prior to April 1, 2018.

Shares

The following table details the number and weighted average grant date fair values of, and movements in, shares during the year:

	As of April 1, 2018	Granted	Vested	Forfeited	As of March 31, 2019
Unvested shared based payments					
Number of shares	23,255	2,941	(5,938)	(2,942)	17,316
Weighted average grant date fair value	£8.06	£8.50	£8.00	£8.50	£8.08

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

6. Income Taxes

As of March 31, 2019, the deferred tax assets and liabilities included in the Statement of Financial Condition were as follows:

	March 31, 2019
Deferred tax assets	$ 237,468
Deferred tax liabilities	52,632
Net deferred tax liabilities	$ 184,836

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liabilities are the result of timing differences related to the depreciation of fixed assets. Deferred tax assets and deferred tax liabilities decreased by $313,414 and $57,544, respectively as of March 31, 2019 as compared to the balances as of March 31, 2018. Management believes that it is more likely than not that the deferred tax assets will be realized.

On December 22, 2017, the United States Congress and the Administration signed into law the Tax Cuts and Jobs Act ("TCJA"). TCJA made significant changes to the federal corporate income tax laws, including reducing the corporate income tax rate from 35% to 21%, effective January 1, 2018. The carrying value of the Company's deferred tax assets and liabilities are also determined by the enacted US corporate income tax rate. Consequently, any changes in the US corporate income tax rate impacts the carrying value of the Company's deferred tax assets and liabilities. The TCJA also enacted new tax laws that apply prospectively including, but not limited to, an expanded definition of non-deductible fines and penalties and the imposition of a new type of tax called the base erosion and anti-abuse tax. The majority of the TCJA impact was recorded as part of the March 31, 2018 financial statement and provisional amounts have been adjusted to complete accounting related to TCJA. Adjustments did not have any material impact to the statement of financial condition.

As of March 31, 2019, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2016 to 2018 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

12

Redburn (USA) LLC

Notes to Statement of Financial Condition (continued)

March 31, 2019

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,000 per annum for the calendar year ending December 31, 2018 and $9,500 per annum for the calendar year ending December 31, 2019. As of March 31, 2019, $68,868 of the contributions were payable and included in accrued compensation and benefits on the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At March 31, 2019, the Company had net capital of $3,092,558 which was $2,842,558 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through the date on which the statement of financial condition was available to be issued, and determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.